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                            August 9, 2023

       Harold Dichter
       Deputy General Counsel
       Epic NewCo, Inc.
       2400 Market Street
       Philadelphia, Pennsylvania 19103

                                                        Re: Epic NewCo, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form 10-12B
                                                            Submitted July 28,
2023
                                                            CIK No. 0001967649

       Dear Harold Dichter:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form 10-12B

       Unaudited Pro Forma Condensed Combined Financial Information Note (h), page 59

   1. We note your response to comment 2. With the exception of adjustments covered by the
                                                        Transitions Services
Agreement, clarify how you determined the other adjustments to be Autonomous Entity
Adjustments and not Management   s Adjustments. In this regard,
                                                        they appear to be
dis-synergies of the transaction. Refer to Item 11-02(a)(6) and (7) of
                                                        Regulation S-X. In
addition, quantify for us the amount of adjustments covered by the
                                                        Transition Services
Agreement for each period presented.
 Harold Dichter
FirstName  LastNameHarold Dichter
Epic NewCo,  Inc.
Comapany
August     NameEpic NewCo, Inc.
       9, 2023
August
Page 2 9, 2023 Page 2
FirstName LastName
       Please contact Adam Phippen at (202) 551-3336 or Joel Parker at (202) 551-3651 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Alison Z. Preiss